

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Mr. Dean L. Ledger
Chief Executive Officer
Nanoflex Power Corporation
17207 N. Perimeter Dr., Suite 210
Scottsdale, Arizona 85255

> **Re: Nanoflex Power Corporation**
> **Registration Statement on Form S-1**
> **Filed February 11, 2014**
> **Response dated April 21, 2014**
> **File No. 333-193878**

Dear Mr. Ledger:

We have reviewed your response dated April 21, 2014, and we have the following comment.

<u>General</u>

1. We note your responses to comments one and two of our letter dated March 31, 2014. The facts of these transactions indicate that the company is engaging in a two-step primary offering, which is comprised of the distribution to the formerly private company's shareholders and then a primary distribution to the market with its shareholders acting as a conduit. Further, the no-action letters cited in your April 21, 2014 response are factually inapplicable to this situation. In particular we note that you are unable to take advantage of Staff Legal Bulletin 4 (September 16, 1997) to engage in an unregistered spin-off. If you would like no action relief, please follow the procedures outlined on our website at https://www.sec.gov/forms/corp_fin_noaction. Otherwise, please comply with our previous comments and set a fixed price for the duration of both offerings and name NanoFlex Power Corporation and the selling shareholders as underwriters. In addition, please amend your registration to comply with the comments in our letters dated March 10th and 31st, 2014.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Darren Ofsink, Esq.